SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K



      Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of
                       The Securities Exchange Act of 1934

                             For the month of March

                           VAN DER MOOLEN HOLDING N.V.
                (Translation of Registrant 's name into English)


                                Keizersgracht 307
                                1016 ED Amsterdam
                                 The Netherlands

                               (+31) 20 535 6789
                    (Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F


                   Form 20-F _____X_____ Form 40-F ___________

        (Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-s(b) under the
                        Securities Exchange Act of 1934.)


                        Yes _____________ No____X_______


       (if "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)



                Schedule of Information Contained in this Report:


     The English language press release of Van der Moolen Holding N.V. dated
                March 15, 2007 announcing Results Full Year 2006

                           VDM Results Full Year 2006


    -- Van der Moolen reports a net loss (excluding impairment of intangibles, derecognition of deferred tax assets, severance payments expenses and other special items) for the fourth quarter of EUR 1.3 million and a profit (excluding impairment of intangibles, derecognition of deferred tax assets, severance payments expenses and other special items) of EUR
        1.0 million for the full year 2006.

    -- Net result for the full year 2006 is impacted by the impairment of intangible fixed assets amounting to EUR 18.0 million and the derecognition of the deferred tax assets of EUR 68.8 million. These figures include the derecognition of the deferred tax assets related to the US activities of EUR
        42.6 million in the fourth quarter 2006.

    -- Full year 2006 operating profit was EUR 6.8 million compared to a profit of EUR 22.0 million in the preceding year, a decrease of 69%.

    AMSTERDAM, Netherlands--(BUSINESS WIRE)--March 15, 2007--Van der Moolen announces that it recognized a loss attributable to its common shareholders of EUR 44.1 million in the fourth quarter 2006 compared with a loss of EUR 35.3 million in the third quarter of 2006 and a profit of EUR 5.7 million in the fourth quarter of 2005. Loss attributable to common shareholders for the full year 2006 was EUR
77.7 million, which compares to a profit of EUR 11.3 million in 2005.

    The financial information presented is prepared in accordance with IFRS.



Key Figures
--------------------------- ----------------------- ------------------
Euros millions       4th
                   quarter  4th quarter 3rd quarter     12 months
                    2006       2005        2006      2006  2005
--------------------------- ----------------------- ------------------
Revenues              36.8   31.0    19% 33.1   11%  149.4 112.3   33%
--------------------------- ----------------------- ------------------
Operating profit
 (loss)                0.9    0.2   350%(18.1)-105%    6.8  22.0  -69%
--------------------------- ----------------------- ------------------
Profit (loss) from
 continuing
 operations          (42.5)   3.8 -1218%(39.5)   8%  (75.7) 13.0 -682%
--------------------------- ----------------------- ------------------
Profit (loss) from
 discontinued
 operations              -   (0.1)          -            -  (0.1)
--------------------------- ----------------------- ------------------
Profit (loss)
 attributable to
 common equity
 holders of the
 Company             (44.1)   5.7  -874%(35.3)  25%  (77.7) 11.3 -788%
--------------------------- ----------------------- ------------------
Guarantee capital    298.8  411.4   -27%352.2  -15%  298.8 411.4  -27%
--------------------------- ----------------------- ------------------
Per common share
 data (Euros x 1)
--------------------------- ----------------------- ------------------
Profit (loss)        (0.97)  0.14  -769%(0.78)  25%  (1.71) 0.29 -692%
--------------------------- ----------------------- ------------------
Diluted profit
 (loss) a)           (0.97)  0.14  -769%(0.78)  25%  (1.71) 0.29 -692%
--------------------------- ----------------------- ------------------

--------------------------- ----------------------- ------------------
Average US
 dollar/Euro rate     0.78   0.84    -8% 0.78   -1%   0.80  0.80   -1%
--------------------------- ----------------------- ------------------
a) The diluted EPS for previous quarterly and year-to-date information was changed to correct for the antidilutive impact of contingent issuable shares.


    Richard den Drijver, Van der Moolen's CEO, commented,

    "In 2006 we have experienced a further decline in revenues at our NYSE specialist operation due to a change in market structure, a negative pattern which accelerated even further in the first two months of 2007. The change to adept from floor- to screen based trading is a challenging process and will require a lot of work and effort. We will take 6 months to re-evaluate our business model and organization model in the US. In Europe, we are very pleased to see that revenues organically and from acquisitions, were up significantly in 2006, a trend, which also continued during January and February of 2007 ".

    Financial Developments in the fourth quarter 2006:

    The fourth quarter 2006 net loss of EUR 44.1 million has been mainly influenced by the following non-recurring item:

    -- Derecognition of deferred tax assets (non-cash) in the amount of EUR 42.6 million negative.

        -- As part of year end closing procedures, VDM has reassessed the probability of the utilization of the deferred tax assets related to the US activities, given the applicable accounting standards guidance. Based in this analysis, an amount of EUR 42.6 million was derecognized. We do remark that our carry forward loss position in the US is not affected, but actual usage depends on our ability to implement our US strategy. The carry forward loss position has a remaining term of usage of approximately 23.5 years.

    Excluding the non-recurring items, fourth quarter 2006 net result attributable to common shareholders would amount to a loss of EUR 1.3 million, mainly due to higher variable expenses.

    Revenues increased by 11% compared to the third quarter 2006 and 19% in comparison with the fourth quarter 2005. The increase compared to the third quarter is primarily attributable to the acquisition of HIT enhanced by an organic increase of revenues. The increase in relation to last year is mainly due to the revenues contributed by the Curvalue Group that was acquired on January 2, 2006 partly offset by an organic decline in revenues.

    The factors that determined these comparisons were:



                             Q4 2006 vs. Q3 2006 Q4 2006 vs. Q4 2005
Acquisition Curvalue                         -1%                  +31%
Acquisition HIT                              +5%                   +5%
Greenfield operations(a)                      -%                   +2%
U.S. dollar impact                           -1%                   -5%
Organic                                      +8%                  -14%
                             -----------------------------------------
Total                                       +11%                  +19%
----------------------------------------------------------------------


    (a) Start-up activities

    Financial developments for the full year 2006

    Full year 2006 net loss of EUR 77.7 million has been influenced by the following non-recurring items:

    -- The impairment of intangibles and the derecognition of deferred tax assets related to our US operations and Curvalue negatively impacted net result by EUR 86.8 million;

    -- The conversion and secondary offering of the NYSE shares increased net income by EUR 10.1 million.

    Excluding these items, full year 2006 net result attributable to common shareholders would amount to a profit of EUR 1.0 million compared to a profit excluding non-recurring items of EUR 4.4 million in 2005.

    Before amortization and impairment of intangible assets, Curvalue contributed EUR 2.4 million to our 2006 net income; amortization and the impairment of intangible assets related to this acquisition amounted to a net charge of EUR 11.8 million.

    Revenues

    At EUR 149.4 million, our reported revenues in 2006 were 33% above the EUR 112.3 million earned in 2005. The factors that determined these comparisons were:



In EUR  'mln                        2006               2005
European activities                        71.7               22.4
US activities                              77.7               89.9
                             --------------------------------------
Total                                     149.4              112.3
-------------------------------------------------------------------




                                2006 vs. 2005
Acquisition Curvalue                        +34%
Acquisition HIT                              +1%
Greenfield operations(a)                     +1%
U.S. dollar impact                            -%
Organic                                      -3%
                             -------------------
Total                                       +33%
------------------------------------------------


    (b) Start-up activities

    The acquisition of Curvalue contributed EUR 38.3 million to our 2006 revenues, while the acquisition of Hills Independent Traders Ltd.
(HIT) in the 4th quarter of 2006 positively impacted revenues by EUR
1.5 million. The Greenfield operations contributed EUR 1.6 million in 2006. Organically, the 2006 revenues show a decline of EUR 3.9 million compared to 2005 mainly due to a decline in revenues in VDM Specialists USA of EUR 13.8 million compared to 2005 partly compensated by an increase in revenues of our European Trading business units of EUR 9.5 million.

    In dollar terms the decline in revenues of VDMS was 15% compared to 2005.

    Other gains and losses - net

    In 2006 an amount of EUR 21.1 million has been recognized in relation to the NYSE shares (conversion and secondary offering), hereby increasing net income attributable to common shareholders by approximately EUR 10.1 million. For further details on this gain we refer to our first and second quarter press release of May 18 and August 17, 2006 respectively.

    Furthermore in December 2006 a non-taxable amount of EUR 0.5 million was received in respect of the settlement of the litigation surrounding the value of an option to acquire 12.3% in Prebon. The litigation started as a result of a take-over of Prebon by a third party and the subsequent request Van der Moolen Holding NV issued for the settlement of the option value.

    Operating expenses

    Excluding the amortization and impairment charges of EUR 34.2 million (2006) and EUR 15.3 million (2005), total operating expenses in 2006 were EUR 46.7 million higher than those recognized in 2005. The consolidation of Curvalue, HIT and the Greenfield operations accounted for EUR 39.6 million of total operating expenses recognized in 2006 (excluding amortization and impairment charges).

    On an individual line basis the following factors mainly affected the comparison:

    -- Exchange, clearing and brokerage fees increased by EUR 20.3 million compared to 2005. This increase of EUR 20.3 million is, next to the effect of acquisition of new activities and Greenfield operations (impact EUR 18.1 million), due to higher transaction volume propelled by increased trading opportunity in Germany, London and Amsterdam as well as listing fees expensed by VDM Specialists in respect of new assignments.

    -- The 2006 fixed employee compensation and benefits were EUR 8.0 million above 2005 levels. The increase is explained by the acquisition of new activities and Greenfield operations (impact EUR 6.6 million), increased severance payments expenses and an expansion of our trading teams in Germany and London, partly offset by a decrease in the number of full time equivalents employed by VDM Specialists.

    -- The 2006 variable employee compensation and benefit expense increased by EUR 8.9 million compared to 2005. This increase is mainly attributable to the effect of acquisition of new activities and Greenfield operations (impact EUR 6.9 million).

    -- Lease of exchange memberships / trading licenses for 2006 declined by EUR 1.2 million compared to 2005. This decline was mainly due to annual lease renewals at lower rates in the course of 2005, together with the effect of the average annual expenses of a license (as issued by the NYSE after the merger has been executed in March 2006) which are less than the preceding annual seat lease rentals.

    -- Information & communication expenses increased by EUR 4.1 million compared to 2006. This increase is mainly due to the effect of the acquisition of new activities and Greenfield operations (impact EUR 2.2 million) and due to higher expenses in relation to the expansion of trading activities in Europe and higher expenses related to active market data and sector expenses and the development of new business in the US.

    -- General and administrative expenses amounted to EUR 27.1 million in 2006, compared to EUR 21.1 million in the preceding year; an increase of 28%. This increase was primarily due to the effect of acquisition of new activities and Greenfield operations (impact EUR 4.8 million), Furthermore in 2006 a non-recurring amount of EUR 4.3 million was recognized relating to the settlement reached in respect of the stock loan investigation of the NYSE, the settlement of the securities class action lawsuit in the US and additional provisioning in relation to legal expenses incurred in respect of former members of VDM Specialists. In 2005 a non-recurring amount of EUR 3.1 million was included with respect to settlements and legal expenses.

    Operating profit

    Full year 2006 operating profit was EUR 6.8 million, compared with a profit of EUR 22.0 million in the preceding year; a decrease of 69%. Excluding the other gains and losses (net), the amortization expense and the impairments of fixed assets, operating profit amounted to EUR
19.4 million in 2006 compared with EUR 29.0 million in 2005, a decrease of 33%. The operating margin calculated on this basis was 13% in 2006, compared to 26% in 2005. This decline is mainly caused by the decreased profitability of VDM Specialists, higher expenses relating to settlement expenses (EUR 4.3 million) and professional fees with respect to the NYSE investigation and increased expenses for holding entities, only partly offset by the contribution to the operating profit by acquired companies and the increased profitability of our European trading units.

    Finance cost

    On April 5, 2006, the AGM approved the proposed changes to our Articles of Association, which allowed the Company to present the preferred financing capital as an equity instrument under IFRS, whereas it has been treated a monetary liability in 2005. In conformity with this treatment the preferred financing dividend is no longer classified as a component of finance cost as from the date of the amendment, which explains the decrease from EUR 2.9 million in 2005 to EUR 1.1 million in 2006.

    The foreign currency result reflects a benefit of EUR 0.7 million in 2006 compared to a EUR 2.6 million benefit in 2005. The decrease is explained by a decline of the foreign exchange exposure in euros in 2006 compared to 2005.

    Other finance cost, net, amounted to a EUR 7.1 million charge in 2006 compared to EUR 8.3 million in the preceding year. The decrease compared to 2005 mainly relates to the repayments on the subordinated loans of VDM Specialists.

    Income tax

    In 2006 the tax expense amounts to EUR 73.7 million compared to pretax loss (after minority interest) of EUR 1.0 million. Adjusted for the EUR 68.8 million tax charge, the tax expense would amount to EUR
4.9 million. The relative high income tax expense compared to pretax income is mainly due to the non-tax deductible nature of the EUR 10.0 million impairment charge recognized on our brokerage business in the second quarter 2006, the non-tax deductibility of the settlement amount reached with the NYSE in connection with the stock loan investigation and the non-deductible nature of dividends on financing preferred shares that were recorded as expenses in the period up to April 5, 2006.

    Minority interest

    The decrease in minority interest compared to 2005 is mainly due to the impairment charge on specialist assignments attributable to VDMS as well as the decline in profitability of this entity.

    Earnings per share

    The weighted average number of outstanding shares to calculate basic earnings per share is 45.352.290 for the year 2006, being the number outstanding at year-end 2005 (excluding treasury shares) with - in addition - the weighted impact of the shares issued on January 2, 2006 in relation to the acquisition of Curvalue and the shares issuable in respect of the earn-out 2005, which are considered to be "earned" at acquisition date, and the number of shares issued as stock dividend in April 2006, adjusted for the average number of shares held by Curvalue in Van der Moolen Holding NV during the periods presented.

    The estimated number of shares that are issuable in respect of the Curvalue earn-out arrangement for the year 2006 could potentially dilute the basic earnings per share, but are not included in the diluted loss per share as these instruments have a antidilutive impact due to the reported loss attributable to shareholders. The dilutive impact of the earn-out arrangement is determined on a quarterly basis.

    Should the impact of this instrument have been taken into account, the dilutive loss per common share should amount to EUR 0.94** for the fourth quarter and EUR 1.67** for the full year 2006.

    Loss per common share was EUR 1.71 in 2006, compared to a profit per common share of EUR 0.29 in 2005. The impairment charge and severance payments expenses and other special items recognized in 2006 negatively affected earnings per share by EUR 1.73. For 2005, the non recurring items positively affected earnings per common share by EUR 0.18.

    Balance sheet

    Balance sheet total

    On December 31, 2006 our Balance Sheet total was approximately EUR
1.7 billion, more than twice the EUR 731 million recognized at December 31, 2005. This increase is mainly due to the increase of current assets and current liabilities, related to positions and clearing balances arising from the trading activities of Curvalue. From an economic perspective, the market risk on the security positions of Curvalue is limited.

    Intangible assets

    Intangible assets, including goodwill, increased from EUR 70.1 million at December 31, 2005 to

    EUR 84.9 million at December 31, 2006. This increase is mainly due to the recognition of intangibles including goodwill in relation to the Curvalue acquisition of EUR 52.1 million** and net investments in software of EUR 3.2 million, partly offset by the impact of the depreciation of the U.S. dollar against the euro by EUR 6.3 million, the impairment charges of EUR 30.2 million and amortization charges of EUR 4.0 million recognized on intangibles attributable to Curvalue and VDMS.

    Deferred income tax assets

    Deferred tax assets decreased from EUR 80.8 million as of December 31, 2005 to EUR 1.9 at December 31, 2006. This decrease is mainly due to the derecognition of deferred tax assets in the amount of EUR 68.8 million and the depreciation of the U.S. dollar.

    Non-current cash and cash equivalents

    The non-current cash and cash equivalents reflect that part of cash and cash equivalents that is held by VDMS for purposes of compliance with the Net Liquid Asset ("NLA") requirement set by the New York Stock Exchange (restricted as such for a period in excess of one year). The total NLA requirement amounts to approximately $ 136 million (approximately EUR 103 million) at December 31, 2006, a reduction of approximately $ 107 million (approximately EUR 86 million) compared to December 31, 2005.

    Cash and cash equivalents

    The Group has approximately EUR 19 million of freely-available cash (including disposition on security positions and other assets) (December 31, 2005: EUR 39 million). Further, it has EUR 15 million of committed credit lines available until the end of 2007. The decrease mainly relates to investments made during the year and repayments on subordinated debt and on capital accounts of minority members. These cash outflows were partly offset by the NLA reduction and other cash inflows.

    Available-for-sale financial assets

    NYSE Group shares

    We currently own 299,122 NYSE Group shares that were acquired through the conversion of the six NYSE memberships in March 2006 less the number that was subsequently sold in the so-called secondary offering. The balance sheet at December 31, 2006, reflects the number of NYSE Group shares owned at the quoted bid price of those shares.

    Investment in associates

    The investment in associates as recognized in the balance sheet as at 31 December 2006 relate to a 20% investment in CBOE Stock Exchange LLC of $ 10 million (EUR 7.6 million) and a possible participation of 33.3% in the Gibraltar Exchange, for which a bank guarantee of EUR 1.7 million has been issued. Both investments are accounted for using the equity method.

    Other investments

    The other investments as recognized on the balance sheet as at December 31, 2006 mainly relates to the investment in ISE Stock
Exchange LLC of $ 3 million (EUR 2.3 million).

    Total equity(b)

    Total equity divided by the Balance Sheet total, decreased from 32% at the end of 2005 to 13% on December 31, 2006, as a result of the increase of the Balance Sheet total mainly due to the acquisition of Curvalue and the loss for 2006, partly offset by increased equity primarily caused by the reclassification of financing preferred capital from non-current liabilities to equity in April 2006.

    Guarantee capital(b)

    Guarantee capital, which consists of total equity plus the non-current portion of our subordinated indebtedness (including financing preferred capital and capital contributions from minority members), decreased from EUR 411.4 million as at December 31, 2005 to EUR 298.8 million as at December 31, 2006.

    The decrease is mainly due to the recognition of the loss over 2006, the classification of the current portion of the subordinated loans as current liabilities, the depreciation of the US dollar (the U.S. dollar depreciated against the euro: at December 31, 2005 the euro/dollar rate was 1.1829 compared to 1.3170 at December 31, 2006) and repayments made on the capital accounts of minority members during 2006. The increase in issued shares and issuable shares is a result of the acquisition agreement with Curvalue and the contribution to the dividend reserve of our preferred financing shares partly offset the aforementioned factors. As a percentage of our Balance Sheet total, guarantee capital declined from 56% at the end of 2005 to 18% at December 31, 2006.

    Cash flow

    Cash flow from operating activities

    Cash flow from operating activities amounted to EUR 52.2 million in 2006, consisting of EUR 17.5 million positive operating cash flows enhanced by EUR 34.7 million positive cash flow resulting from a decrease in working capital. The decline in working capital mainly resulted from the non-current cash and cash equivalents which showed a positive cash flow of EUR 69.5 million mainly due to the relief on the NLA requirement, partly offset by cash used for trading working capital purposes of EUR 40.6 million.

    Cash flow from investing activities

    Cash flow from investing activities amounted to EUR 2.5 million positive, for EUR 22.5 million following the cash consideration received in relation to the NYSE merger, the receipt of the proceeds of the secondary offering of NYSE Group shares in May 2006 and the receipt of the proceeds in January 2006 of the sale of four memberships in December 2005. The acquisition of Curvalue contributed negative EUR 0.5 million to cash flow from investing activities, being the balance of cash held by this entity less the EUR 5.0 million cash consideration paid on January 2, 2006 and less the earn-out payment relating to 2005. In the second half of 2006 the investment in ISE Stock Exchange LLC, CBOE Stock Exchange LLC and the cash outflow relating to the transfer of the securities portfolio and the assignment of the portfolio contracts from Hills Independent Traders Ltd amounted to EUR 14.4 million. Investments in intangible assets and property, plant and equipment amounted to EUR 7.0 million.

    Cash flow from financing activities

    Cash flow from financing activities amounted to EUR 52.7 million negative, mainly as a result of EUR 25.6 million repayments of subordinated and long-term borrowings, EUR 11.1 million interest paid on these borrowings, dividend payments made of EUR 5.2 million on our common and financing preferred shares, and distributions and capital repayments to (former) members of VDMS in the amount of EUR 11.5 million.

    Including the effect of currency differences and after deducting bank overdrafts, cash and cash equivalents increased by EUR 0.9 million compared to December 31, 2005.

    Subsequent events

    On 23 January 2007 Van der Moolen has announced to implement an immediate reduction in work force in New York. The staff reduction will result in a one-time charge for severance costs of $ 1.3 million (or EUR 1.0 million) in the first quarter 2007.

    On 7 February 2007 Van der Moolen has announced that it has agreed with Ducatus to repurchase 251.000 cumulative preference shares of Van der Moolen Holding NV for an amount of in total EUR 10.4 million. Further at the repurchase date the dividend 2006 and 2007 (partial) will be paid with an effective dividend rate of 6.53%. The repurchase is subject to approval by the Annual General Meeting of Shareholders scheduled for 26 April 2007.

    On 1 March 2007 VDM Specialists USA has repaid an amount of $ 18.7 million (or EUR 14.1 million) including interest on the 7.11% $ 40 million senior subordinated note which was due 1 March 2008. After this repayment, an amount of $ 2 million is still due.

    On 9 March 2007 Van der Moolen has obtained an additional 7.5% profit share in VDM Specialists.

    We have funded 100% of the investments in CBOE Stock Exchange LLC and ISE Stock Exchange LLC. Economically, 50% of these investments will be transferred to the our partners in these investments against payment of 50% of the initial investment.

    (b) Based on indicative calculation of the earn-out 2006 of the Curvalue acquisition, subject to review

    Disclaimer:

    This press release contains forward-looking statements within the meaning of, and which have been made pursuant to, the Private Securities Litigation Reform Act of 1995. All statements regarding our future financial condition, results of operations and business strategy, plans and objectives are forward-looking. Statements containing the words "anticipate," "believe," "intend," "estimate," "expect," "hope," and words of similar meaning are forward-looking. In particular, the following are forward-looking in nature: statements with regard to strategy and management objectives; pending or potential acquisitions; pending or potential litigation and government investigations, including litigation and investigations concerning specialist trading in the U.S.; future revenue sources; the effects of changes or prospective changes in the regulation or structure of the securities exchanges on which our subsidiaries operate; and trends in results, performance, achievements or conditions in the markets in which we operate. These forward-looking statements involve risks, uncertainties and other factors, some of which are beyond our control, which may cause our results, performance, achievements or conditions in the markets in which we operate to differ, possibly materially, from those expressed or implied in these forward-looking statements. We describe certain important factors to consider in connection with these forward-looking statements under "Key Information - Risk Factors" and elsewhere in our annual filing with the U.S. Securities and Exchange Commission on Form 20-F. We caution you not to place undue reliance on these forward-looking statements, which reflect our management's view only as of the date of this Report. We have no obligation to update these forward-looking statements.



                      Van der Moolen Holding N.V.
                 Consolidated Profit and Loss Account
                           (IFRS, Unaudited)
(amounts in
 millions of Euros,
 except per share
 data)                       Q4         Q4      %            Q3     %
                          2006       2005                 2006
------------------- ----------------------------- -------------------

Revenues                  36.8       31.0     19%         33.1    11%

Other gains and
 losses - net              0.5        7.6    -93%            -

Exchange, clearing
 and brokerage fees      (11.2)      (5.4)   107%         (9.0)   24%
Fixed employee
 benefit expense          (9.6)      (6.8)    41%         (9.1)    5%
Variable employee
 benefit expense          (5.6)      (2.2)   155%         (1.9)  195%
Lease of exchange
 memberships/
 trading licenses         (0.7)      (0.7)     0%         (0.7)    0%
Information and
 communication
 expense                  (2.1)      (0.7)   200%         (1.8)   17%
Depreciation
 expenses                 (0.4)      (0.4)     0%         (0.6)  -33%
Amortization
 expenses                 (1.0)      (0.5)   100%         (1.0)    0%
Impairment of
 intangible assets           -      (13.6)               (20.2)
General and
 administrative
 expenses                 (5.8)      (8.1)   -28%         (6.9)  -16%

Total operating
 expenses                (36.4)     (38.4)    -5%        (51.2)  -29%

Operating profit
 (loss)                    0.9        0.2    350%        (18.1) -105%

Finance cost of
 financing
 preferred shares            -       (0.7)                   -
Interest on
 minority members'
 capital                  (0.3)      (0.4)                (0.4)
Foreign currency
 result - net             (0.4)      (0.1)                 0.3
Other finance costs
 - net                    (1.7)      (2.1)                (1.6)

Profit (loss)
 before income tax
 from continuing
 operations               (1.5)      (3.1)   -52%        (19.8)  -92%
Income tax benefit
 / (expense)             (41.0)       6.9                (19.7)
Profit (loss) from
 continuing
 operations              (42.5)       3.8  -1218%        (39.5)    8%

Profit (loss) from
 discontinued
 operations before
 income tax                  -       (0.5)                   -
Income tax benefit
 / (expense)                 -        0.4                    -
Profit (loss) from
 discontinued
 operations                  -       (0.1)                   -

Profit (loss) for
 the period              (42.5)       3.7  -1249%        (39.5)    8%
Profit attributable
 to minority
 interest                  0.6       (2.0)                (5.2)
Preferred financing
 dividend                  1.0          -                  1.0
Profit (loss)
 attributable to
 common equity
 holders of the
 Company                 (44.1)       5.7   -874%        (35.3)   25%
------------------- ----------------------------- -------------------

------------------- ----------------------------- -------------------
Average number of
 common shares
 outstanding        45,504,926 39,343,295     16%   45,504,926     0%
Diluted average
 number of common
 shares outstanding
 a)                 46,680,891 39,343,295     19%   46,559,443     0%
Per common share
 data:
Profit (loss) from
 continuing
 operations per
 common share            (0.97)      0.14   -805%        (0.78)   25%
Diluted profit
 (loss) from
 continuing
 operations per
 common share b)         (0.97)      0.14   -805%        (0.78)   25%
Profit (loss) from
 discontinued
 operations per
 common share                -      (0.00)  -100%            -
Diluted profit
 (loss) from
 discontinued
 operations per
 common share                -      (0.00)  -100%            -
Profit (loss) per
 common share            (0.97)      0.14   -769%        (0.78)   25%
Diluted profit
 (loss) per common
 share b)                (0.97)      0.14   -769%        (0.78)   25%
------------------- ----------------------------- -------------------

a) Based on indicative calculation of the earn-out 2006 of the Curvalue acquisition, subject to review.
b) The diluted EPS for previous quarterly and year-to-date information was changed to correct for the antidilutive impact of contingent issuable shares.

               Van der Moolen Holding N.V.
          Consolidated Profit and Loss Account
                    (IFRS, Unaudited)

(amounts in
 millions of Euros,
 except per share
 data)                   12 months   12 months          %
                             2006        2005
------------------- -------------------------------------

Revenues                    149.4       112.3         33%

Other gains and
 losses - net                21.6         8.3        160%

Exchange, clearing
 and brokerage fees         (41.1)      (20.8)        98%
Fixed employee
 benefit expense            (35.1)      (27.1)        30%
Variable employee
 benefit expense            (15.0)       (6.1)       146%
Lease of exchange
 memberships/
 trading licenses            (2.7)       (3.9)       -31%
Information and
 communication
 expense                     (6.9)       (2.8)       146%
Depreciation
 expenses                    (2.1)       (1.5)        40%
Amortization
 expenses                    (4.0)       (1.7)       135%
Impairment of
 intangible assets          (30.2)      (13.6)       122%
General and
 administrative
 expenses                   (27.1)      (21.1)        28%

Total operating
 expenses                  (164.2)      (98.6)        67%

Operating profit
 (loss)                       6.8        22.0        -69%

Finance cost of
 financing
 preferred shares            (1.1)       (2.9)
Interest on
 minority members'
 capital                     (1.3)       (1.3)
Foreign currency
 result - net                 0.7         2.6
Other finance costs
 - net                       (7.1)       (8.3)

Profit (loss)
 before income tax
 from continuing
 operations                  (2.0)       12.1       -117%
Income tax benefit
 / (expense)                (73.7)        0.9
Profit (loss) from
 continuing
 operations                 (75.7)       13.0       -682%

Profit (loss) from
 discontinued
 operations before
 income tax                     -        (0.5)
Income tax benefit
 / (expense)                    -         0.4
Profit (loss) from
 discontinued
 operations                     -        (0.1)

Profit (loss) for
 the period                 (75.7)       12.9       -687%
Profit attributable
 to minority
 interest                    (1.0)        1.6
Preferred financing
 dividend                     3.0           -
Profit (loss)
 attributable to
 common equity
 holders of the
 Company                    (77.7)       11.3       -788%
------------------- -------------------------------------

------------------- -------------------------------------
Average number of
 common shares
 outstanding           45,352,290  39,031,219         16%
Diluted average
 number of common
 shares outstanding
 a)                    46,528,255  39,031,219         19%
Per common share
 data:
Profit (loss) from
 continuing
 operations per
 common share               (1.71)       0.29       -687%
Diluted profit
 (loss) from
 continuing
 operations per
 common share b)            (1.71)       0.29       -687%
Profit (loss) from
 discontinued
 operations per
 common share                   -       (0.00)      -100%
Diluted profit
 (loss) from
 discontinued
 operations per
 common share                   -       (0.00)      -100%
Profit (loss) per
 common share               (1.71)       0.29       -692%
Diluted profit
 (loss) per common
 share b)                   (1.71)       0.29       -692%
------------------- -------------------------------------

a) Based on indicative calculation of the earn-out 2006 of the
 Curvalue acquisition, subject to review.
b) The diluted EPS for previous quarterly and year-to-date information was changed to correct for the antidilutive impact of contingent issuable shares.




Van der Moolen Holding N.V.
Revenue breakdown in millions of Euros
                                                       12      12
                      Q4      Q4          Q3        months  months
                    2006    2005        2006    %     2006    2005   %
---------------- ------------------- ------------ --------------------
VDM Specialists    16.8    24.2 -31%   15.7    7%    76.1    89.9 -15%
Net gain on
 principal
 transactions       9.6    16.7 -43%    9.9   -3%    48.3    62.0 -22%
Commissions         4.1     5.5 -25%    4.6  -11%    19.2    21.5 -11%
Other               3.1     2.0  55%    1.2  158%     8.6     6.4  34%
European Trading    9.6     6.8  41%    6.7   43%    33.4    22.4  49%
Curvalue
 Principal
 Trading            5.6       -         6.3  -11%    23.4       -
Curvalue
 Brokerage          4.0       -         3.7    8%    14.9       -
Unallocated and
 Holding            0.8       -         0.7   14%     1.6       -
---------------- ------------------- ------------ --------------------
Total revenues     36.8    31.0  19%   33.1   11%   149.4   112.3  33%
---------------- ------------------- ------------ --------------------

---------------- ------------------- ------------ --------------------
Van der Moolen Holding N.V.
Operating profit before other gains and losses (net), before amortization of intangible fixed assets and before impairment, breakdown in millions of Euros
                                                       12      12
                      Q4      Q4          Q3        months  months
                    2006    2005   %    2006    %     2006    2005   %
------------------------------------ ------------ --------------------
VDM Specialists     6.1     8.2 -26%    4.0   52%    27.5    36.2 -24%
European Trading   (0.5)      -         0.2 -350%     4.2     1.2 250%
Curvalue
 Principal
 Trading            0.3       -         2.6  -88%     5.4       -
Curvalue
 Brokerage         (0.8)      -         0.3 -367%    (1.0)      -
Unallocated and
 Holding           (3.7)   (1.5)147%   (4.0)  -8%   (16.7)   (8.4) 99%
---------------- ------------------- ------------ --------------------
Total operating
 profit before
 other gains and
 losses (net),
 before
 amortization of
 intangible
 fixed assets
 and before
 impairment         1.4     6.7 -79%    3.1  -55%    19.4    29.0 -33%
---------------- ------------------- ------------ --------------------

---------------- ------------------- ------------ --------------------
VDM Specialists (VDMS)
Key figures (IFRS)
                                                       12      12
                      Q4      Q4          Q3        months  months
                    2006    2005        2006          2006    2005
---------------- ------------------- ------------ --------------------
VDM Specialists
 revenues ($
 million)          21.7    28.7        19.9          95.2   111.8
Net gain on
 principal
 transactions      12.6    19.8        12.8          60.4    77.2
Commissions         5.3     6.6         5.8          24.0    26.8
Other               3.8     2.3         1.3          10.8     7.8
Total share
 volume of
 trading on NYSE
 (million)       95,976 101,888      96,181       405,923 389,541
Share volume of
 trading in VDMS
 assignments
 (million)       11,037  12,897      11,617        48,774  48,295
VDMS market
 share in share
 volume NYSE a)    11.5%   12.7%       12.1%         12.0%   12.4%
VDMS share
 volume of
 principal
 shares traded
 (million)        1,228   1,978       1,355         6,174   8,047
Participation
 rate a)           11.1%   15.3%       11.7%         12.7%   16.7%
VDMS value of
 principal
 shares traded
 ($ billion)       58.6    79.7        60.1         277.0   316.3
VDMS net gain on
 principal
 transactions ($
 million)          12.6    19.8        12.8          60.4    77.2
Realization rate
 (basis points)     2.2     2.5         2.1           2.2     2.4
---------------- ------------------- ------------ --------------------
Source: NYSE, Van der Moolen

a) The determination of the market share and participation rate is based on share volume transacted on the NYSE as provided by the NYSE to the specialist community. Last years' calculations were originally based on the dollar value of those transactions. Comparative figures have been adjusted accordingly.





                     Van der Moolen Holding N.V.
                      Consolidated Balance Sheet
                          (IFRS, unaudited)

----------------------------------------------------------------------
(amounts in millions of Euros)     December 31, 2006 December 31, 2005
----------------------------------------------------------------------
Assets
Non-current assets
Goodwill a)                            45.6              24.8
Other intangible assets                39.3              45.3
Property, plant and equipment           6.1               4.0
Deferred income tax assets              1.9              80.8
Investments in associates               9.3                 -
Other investments                       2.3                 -
Retirement benefit plans and other
 long-term benefits                     3.5               3.4
Loans and receivables                   0.2                 -
Available-for-sale financial
 assets                                21.9              18.0
Cash and cash-equivalents             103.0             188.5

                                  ----------         ---------
                                              233.1             364.8
Current assets
Securities owned                    1,077.8              91.8
Due from clearing organizations
 and professional parties             223.0             127.6
Loans and receivables                     -               5.0
Current income tax receivables         11.3               8.9
Other current assets and prepaid
 expenses                               6.9              17.4
Cash and cash-equivalents             114.9             115.8

                                  ----------         ---------
                                            1,433.9             366.5
----------------------------------------------------------------------
Total assets                                1,667.0             731.3
----------------------------------------------------------------------

Equity and liabilities
Capital and reserves attributable
 to the Company's equity holders
 a)                                   215.5             221.2
Minority interest                       4.7              10.9

                                  ----------         ---------
Total equity                                  220.2             232.1
Non-current liabilities
Financing preferred shares                -              51.4
Capital of minority members            13.7              16.3
Subordinated borrowings                64.9             111.6
Long-term borrowings                    1.0               1.4
Deferred income tax liabilities         7.2               1.1

                                  ----------         ---------
                                               86.8             181.8
Current liabilities
Securities sold, not yet purchased    967.7              77.7
Due to clearing organizations and
 professional parties                 212.3              65.9
Due to customers                        3.9                 -
Short-term borrowings                  38.9              33.8
Bank overdrafts                       112.4             114.2
Current income tax liabilities          2.5               4.3
Provisions                              0.7               3.1
Other current liabilities and
 accrued expenses                      21.6              18.4

                                  ----------         ---------
                                            1,360.0             317.4
----------------------------------------------------------------------
Total equity and liabilities                1,667.0             731.3
----------------------------------------------------------------------


----------------------------------------------------------------------
Guarantee capital                             298.8             411.4
----------------------------------------------------------------------

a) Based on indicative calculation of the earn-out 2006 of the Curvalue acquisition, subject to review.




                     Van der Moolen Holding N.V.
                 Consolidated statement of cash flow
                          (IFRS, unaudited)

Consolidated statement of cash flow
------------------------------------------ ------------- -------------
(Amounts in millions of Euros)               12 months     12 months
                                               2006          2005
------------------------------------------ ------------- -------------
Cash flow from operating activities
Profit (loss) attributable to common
 equity holders of the Company              (77.7)         11.3
Profit (loss) attributable to minority
 interest                                    (1.0)          1.6

Adjustments for:
Income tax expense / (benefit)               73.7          (1.3)
Amortization of intangible assets             4.0           1.7
Depreciation of property, plant and
 equipment (PPE)                              2.1           1.5
Impairment of other intangible assets        30.2          13.6
Retirement benefit plans and other long-
 term benefits                                0.2           0.3
Foreign currency result - net                (0.7)         (2.6)
Interest income                              (1.0)         (1.2)
Finance cost of financing preferred shares    4.1           2.9
Other finance costs                           9.4          10.8
Share option expense                          0.5           0.1
Gain on sale of available-for-sale
 financial assets                           (21.1)         (7.4)
Distributions                                (0.5)         (1.1)
Fair value loss on interest-rate swaps          -           0.2
Movement in provisions                       (2.2)          3.1
NYSE/SEC settlement                             -          (4.8)
Income tax (paid) / received                 (2.5)          5.4
                                           -------       -------
                                                   17.5          34.1
Non-current cash and cash equivalents              69.5          16.1
Trading related working capital                   (40.6)        (40.4)
Other working capital                               5.8           4.7
                                                  ------        ------
                                                   52.2          14.5
Cash flow from investing activities
Purchases of intangible assets               (3.2)         (1.5)
Purchases of PPE                             (3.8)         (1.2)
Proceeds from sale of PPE                     0.2           0.1
Acquisition group companies, less cash
 balances held                               (0.5)            -
Dividends and distributions                   0.5           1.1
Loans granted                                   -          (5.0)
Financial investments                       (14.4)            -
Proceeds from sale of available-for-sale
 financial assets                            22.5             -
Interest received                             1.2           1.0
                                                  ------        ------
                                                    2.5          (5.5)
Cash flow from financing activities
Repayments of subordinated borrowings and
 long-term borrowings                       (25.6)        (16.6)
Sale of treasury shares                       0.7             -
Interest paid                               (11.1)        (12.5)
Proceeds from interest-rate swaps               -           1.1
Dividends paid on common shares              (2.3)         (3.2)
Finance cost of financing preferred shares   (2.9)         (2.9)
Distributions paid to minority members,
 net of capital contributed                  (7.9)         (7.1)
Payment to former partners of VDM
 Specialists                                 (3.6)         (3.1)
                                                  ------        ------
                                                  (52.7)        (44.3)
Currency exchange differences on cash and
 cash-equivalents, net of bank overdrafts          (1.1)         (3.2)

Change in cash and cash-equivalents, net
 of amounts of bank overdrafts                      0.9         (38.5)

Cash and cash-equivalents, net of amounts
 of bank overdrafts at January 1,                   1.6          40.1

                                                  ------        ------
Cash and cash-equivalents, net of amounts
 of bank overdrafts at December 31,                 2.5           1.6
----------------------------------------------------------------------




                     Van der Moolen Holding N.V.
               Movement schedule of shareholders'equity
                          (IFRS, unaudited)

Movement in shareholders'equity
------------------------------------------ ------------- -------------
(Amounts in millions of euros)               12 months     12 months
                                               2006          2005
------------------------------------------ ------------- -------------

Shareholders' equity at January 1                 221.2         234.4
Adjustment prior year                        (0.4)            -
Financing preferred shares                   51.4             -
Issued common shares and issuable shares
 (Curvalue acquisition), net of shares
 held in treasury a)                         43.3             -
Change in accounting principles due to
 adoption IAS 32 / IAS 39                       -         (51.6)
Cash dividend                                (2.3)         (3.2)
Currency exchange differences               (22.9)         25.1
Profit (loss) attributable to common
 equity holders of the Company              (77.7)         11.3
Contribution to dividend reserve financing
 preferred shareholders                       4.1             -
Sale of treasury shares                       0.7             -
Fair value change on available-for-sale
 financial assets                            (2.4)          5.1
Share option expense                          0.5           0.1
                                                  ------        ------
                                                   (5.7)        (13.2)
                                                  ------        ------
Shareholders' equity at December 31 a)            215.5         221.2
------------------------------------------ ------------- -------------

a) Based on indicative calculation of the earn-out 2006 of the Curvalue acquisition, subject to review.

    CONTACT: Van der Moolen
             Investor Relations/Corporate Communications
             Telephone +31 (0)20 535 6789
             www.vandermoolen.com

                                   SIGNATURES

            Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                VAN DER MOOLEN HOLDING N.V.

            Date: 15 March 2007                 By: /s/ Richard E. den Drijver

                                                    ---------------------------

                                                name: Richard E. den Drijver
                                                title: Chairman of the Executive
                                                Board


                                                By: /s/ Casper F. Rondeltap

                                                    ----------------------------
                                                name : Casper F. Rondeltap
                                                title: Member of the Executive
                                                Board

----------------------------------------------------------